Exhibit 99.1

6701 Center Drive West, Suite 480 Los Angeles, CA 90045 www.versussystems.com

FOR IMMEDIATE RELEASE

Versus Systems Sets September 2021 Financial Conference Schedule

LOS ANGELES, September 2, 2021 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) will participate in the following virtual financial conferences in September 2021.

10th Annual Gateway Conference

Presenting on Thursday, September 9, 2021 at 1:30 PM ET

Webcast: Register and Join

H.C. Wainwright 23rd Annual Global Investment Conference

Tuesday, September 14, 2021

One-on-one meetings only

To schedule a one-on-one meeting, request a conference invitation, or receive additional information, please contact your conference representative or Versus Systems’ investor relations team at +1 949.574.3860 or IR@versussystems.com.

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes.  The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com